SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________

SCHEDULE TO
(Amendment No. 5)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
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REFCO PUBLIC COMMODITY POOL, L.P.
(Name of Subject Company (Issuer))
RCP TenderCo LLC
CONTRARIAN FUNDS, L.L.C.
CONTRARIAN CAPITAL MANAGEMENT, L.L.C.
JON R. BAUER
(Names of Filing Persons (Offeror))
_______________

CLASS 1 UNITS (INCLUDING CLASS 1-O) AND CLASS 2 UNITS OF LIMITED PARTNERSHIP
(Title of Class of Securities)
_______________

None or unknown
(CUSIP Number of Class of Securities)
_______________

Jon R. Bauer RCP TenderCo LLC c/o Contrarian Capital Management, L.L.C. 411 West Putnam Avenue, Suite 425 Greenwich, CT 06830 (203) 862-8200	Copy To: Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-9280

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

_______________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,200,000	$513.36

*
For purposes of calculating the filing fee only. This amount is based on the number of outstanding Units reported in the Subject Company’s Form 10-Q filed with the Commission on December 1, 2005 for the quarter ended September 30, 2005.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000713.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $513.36	Filing Party: RCP TenderCo LLC Contrarian Funds, L.L.C. Contrarian Capital Management, L.L.C. Jon R. Bauer

Form or Registration No.: Schedule TO	Date Filed: June 21, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 5 (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed by RCP TenderCo LLC (“Purchaser”) with the Securities and Exchange Commission on June 21, 2010, as amended (the “Original Schedule TO”). The Original Schedule TO, as amended by this Amendment, relates to the offer by Purchaser to purchase for cash all outstanding Class 1 units (including Class 1-O units) and Class 2 units (together, the “Units”), of Refco Public Commodity Pool, L.P., a Delaware limited partnership (the “Partnership”), at a purchase price of $120.00 per Unit, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser’s Amended Offer to Purchase, dated July 2, 2010, and the related Agreement to Transfer and Letter of Transmittal (the “Letter of Transmittal”). The Amended Offer to Purchase and the Letter of Transmittal together constitute the “Offer”. This Amendment should be read together with the Original Schedule TO, the Amended Offer to Purchase and the related Letter of Transmittal.

The Offer expired at 5:00 P.M., New York City time, on Friday, September 3, 2010.  The Offer resulted in the tender by unit holders, and acceptance for payment by Purchaser, of a total of 7,277.0511 Units, consisting of 5,746.6406 Class 1 units, 958.7700 Class 1-O units, and 571.6405 Class 2 units.  As a result of the Offer, Purchaser will own 13.41% of the Class 1 units, 15.93% of the Class 1-O units, and 5.53% of the Class 2 units, or 12.29% of the total number of Units.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2010

RCP TENDERCO LLC

CONTRARIAN FUNDS, L.L.C.

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Jon R. Bauer
Name: Jon R. Bauer
Title: Managing Member of Contrarian Capital Management, L.L.C. (the manager of Contrarian Funds, L.L.C., the sole member and manager of RCP TenderCo LLC)

By:	/s/ Jon R. Bauer
Jon R. Bauer